SCHEDULE 13G

Amendment No. 12
Cerner Corporation
common stock
Cusip #156782104
Filing Fee:  No
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Cusip #156782104
Item 1:  Clifford W. Illig
Item 4:  United States Citizen
Item 5:  3,566,292
Item 6:  75,418
Item 7:  3,490,874
Item 8:  75,418
Item 9:  3,490,874
Item 10:  X
Item 11: 10.9%
Item 12: IN
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                               SCHEDULE 13G
                       FILED PURSUANT TO RULE 13d-7

Item 1(a):     Name of Issuer:

               Cerner Corporation

Item 1(b):     Name of Issuer's Principal Executive Offices:

               2800 Rockcreek Parkway, Suite 601
               Kansas City, MO  64117

Item 2(a):     Name of Person Filing:

               Clifford W. Illig

Item 2(b):     Address or Principal Business Office or, if None, Residence:

               2800 Rockcreek Parkway, Suite 601
               Kansas City, MO  64117

Item 2(c):     Citizenship:

               United States

Item 2(d):     Title of Class of Securities:

               Common Stock

Item 2(e):     CUSIP Number:

               156782104

Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable.

Item 4:        Ownership

               (a)  Amount Beneficially Owned:                   3,566,292.0*

               (b)  Percent of Class:                                   10.9%

               (c)  Number of Shares as to which such person has:

                    (i)  sole power to vote or to direct the vote: 3,490,874*

                    (ii) shared power to vote or to direct the vote:  75,418

                    (iii)sole power to dispose or to direct the
                         disposition of:                           3,490,874*

                    (iv) shared power to dispose or to direct the
                         disposition of:                              75,418

          *Such number of shares includes 195,667 shares held by Bonne Illig, wife of Clifford W. Illig, as trustee for their minor children.
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Item 5:        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to
               be the beneficial owner of more than five percent of the class
               of securities, check the following (   ).

Item 6:        Ownership of More than Five Percent on Behalf of Another Person shares (constituting a portion of the number of shares reported under Item 4) are held on behalf of Clifford W. Illig by a trustee under the Cerner Corporation Employee Stock Purchase Retirement Plan, the trustee receives the dividends pursuant to the terms of the plan.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

Item 8:        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9:        Notice of Dissolution of Group.

               Not Applicable.

Item 10:       Certification

               Not Applicable.

                                 Signature
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 By: /s/ Clifford W. Illig
    ----------------------
    Clifford W. Illig
    President and Chief Operating Officer



       February 13, 1998
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       Date